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                        EXHIBIT 12(a)

             CHASE PREFERRED CAPITAL CORPORATION
      Computation of ratio of earnings to fixed charges

                                   For the Quarter Ended
                                          March 31, 1997
                             (in thousands, except ratio):

Net income                                      $ 19,924

Fixed charges:
   Advisory fees                                      62

Total fixed charges                                   62

Earnings before fixed charges                   $ 19,986

Fixed charges, as above                          $    62

Ratio of earnings to fixed charges                322.35
